As filed with the Securities and Exchange Commission on June 30, 2011

1933 Act:  Registration No.   33-2524

1940 Act:  Registration No. 811-4448

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  ☒

Pre-Effective Amendment No.         ☐
Post-Effective Amendment No.  58 ☒

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒

Amendment No. 51 ☒

UBS MASTER SERIES, INC.

[Exact Name of Registrant as Specified in Charter]

1285 Avenue of the Americas
New York, New York  10019-6028
(Address of Principal Executive Offices)

Registrant’s telephone number, including area code:  (212) 821-3000

MARK F. KEMPER, ESQ.
UBS Global Asset Management (Americas) Inc.
1285 Avenue of the Americas
New York, New York  10019-6028
(Name and Address of Agent for Service)

Copies to:
JACK W. MURPHY, ESQ.
Dechert LLP
1775 I Street, N.W.
Washington, D.C.  20006

Telephone: (202) 261-3300

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Statement:

This Post-Effective Amendment consists of the following:

1.               Facing Sheet of the Registration Statement.

2.               Part C to the Registration Statement (including signature page).

3.               Exhibits (8)(e) and 8(f) to Item 28 of the Registration Statement.

This Post-Effective Amendment No. 58 is being filed solely to add an Amendment to the Transfer Agency Agreement and a Transfer Agency — Related Services Delegation Amendment, as Exhibits (8)(e) and 8(f), respectively to Item 28 of this Registration Statement on Form N-1A, because such exhibits had been inadvertently omitted from Post-Effective Amendment No. 57 by the Registrant’s filing agent.

Parts A and B of Post-Effective Amendment No. 57 to the Registration Statement on Form N-1A filed on June 27, 2011, and became effective on June 28, 2011, are incorporated by reference herein.

PART C. OTHER INFORMATION

Item 28.                 Exhibits

(1)	(a)	Restated Articles of Incorporation (1)

	(b)	Articles of Amendment dated May 9, 2001 (2)

	(c)	Certificate of Correction dated May 18, 2001 (2)

	(d)	Articles Supplementary to the Restatement of Articles of Incorporation (3)

	(e)	Articles of Amendment dated February 15, 2002 and effective as of April 8, 2002 (4)

(2)	(a)	Restated By-Laws (1)

	(b)	Certificate of Amendment to Restated By-Laws (3)

	(c)	Certificate of Amendment to Restated By-Laws dated February 15, 2002 and effective as of April 8, 2002 (4)

	(d)	Certificate of Amendment to Restated By-Laws dated February 5, 2007 (5)

	(e)	Certificate of Amendment to Restated By-Laws dated February 22, 2008 (6)

	(f)	Certificate of Amendment to Restated By-Laws effective as of May 6, 2009 (7)

	(g)	Certificate of Amendment to Restated By-Laws effective as of February 10, 2010 (8)

(3)	Instruments defining the rights of holders of the Registrant’s common stock (9)

(4)	(a)	Investment Advisory and Administration Contract (10)

	(b)	Master Transfer and Novation Agreement with respect to Investment Advisory and Administration Contracts, dated as of April 1, 2006 (11)

(5)	(a)	Principal Underwriting Contract (12)

	(b)	Dealer Agreement with UBS Financial Services Inc. (3)

	(c)	Form of Selected Dealer Agreement (12)

(6)	Bonus, profit sharing or pension plans — none

(7)	(a)	Custodian Agreement (1)

	(b)	Amendment to Custody Contract (12)

(8)	(a)	Transfer Agency Agreement (1)

	(b)	Amendment to the Transfer Agency Agreement (12)

	(c)	Amendment to the Transfer Agency Agreement (13)

	(d)	Amendment to the Transfer Agency Agreement (6)

	(e)	Amendment to the Transfer Agency Agreement (filed herewith)

	(f)	Transfer Agency — Related Services Delegation Amendment (filed herewith)

(9)	Opinion and consent of counsel (14)

(10)	Other opinions, appraisals, rulings and consents: Consent of Registered Public Accounting Firm — Ernst & Young LLP (14)

(11)	Financial statements omitted — none

(12)	Letter of investment intent (1)

(13)	(a)	Shareholder Services Plan pursuant to Rule 12b-1 with respect to Class A Shares (12)

	(b)	Plan of Distribution pursuant to Rule 12b-1 with respect to Class B Shares (3)

	(c)	Plan of Distribution pursuant to Rule 12b-1 with respect to Class C Shares (3)

(14)	Multiple Class Plan pursuant to Rule 18f-3 (3)

(15)	Code of Ethics — Not applicable. The Fund is a money market fund.

(16)	(a)	Powers of Attorney for Messrs. Armstrong, Bernikow, Burt, Disbrow, Feldberg and Garil and Ms. Higgins (6)

	(b)	Power of attorney for Mr. Carver (15)

	(c)	Power of attorney for Mr. Mandinach (16)

(1)	Incorporated by reference from Post-Effective Amendment No. 34 to the Registrant’s registration statement, SEC File No. 33-2524, filed June 29, 1998.

(2)	Incorporated by reference from Post-Effective Amendment No. 44 to the Registrant’s registration statement, SEC File No. 33-2524, filed June 27, 2001.

(3)	Incorporated by reference from Post-Effective Amendment No. 45 to the Registrant’s registration statement, SEC File No. 33-2524, filed October 31, 2001.

(4)	Incorporated by reference from Post-Effective Amendment No. 46 to the Registrant’s registration statement, SEC File No. 33-2524, filed June 27, 2002.

(5)	Incorporated by reference from Post-Effective Amendment No. 52 to the Registrant’s registration statement, SEC File No. 33-2524, filed June 28, 2007.

(6)	Incorporated by reference from Post-Effective Amendment No. 53 to the Registrant’s registration statement, SEC File No. 33-2524, filed June 27, 2008.

(7)	Incorporated by reference from Post-Effective Amendment No. 54 to the Registrant’s registration statement, SEC File No. 33-2524, filed June 26, 2009.

(8)	Incorporated by reference from Post-Effective Amendment No. 55 to the Registrant’s registration statement, SEC File No. 33-2524, filed April 26, 2010.

(9)

Incorporated by reference from Articles Sixth, Seventh, Eighth, Eleventh and Twelfth of the Registrant’s Restated Articles of Incorporation and from Articles II, VIII, X, XI and XII of the Registrant’s Restated By-Laws.

(10)	Incorporated by reference from Post-Effective Amendment No. 51 to the Registrant’s registration statement, SEC File No. 33-2524, filed June 27, 2006.

(11)	Incorporated by reference from Post-Effective Amendment No. 22 to the registration statement of PACE Select Advisors Trust, SEC File No. 33-87254, filed April 3, 2006.

(12)	Incorporated by reference from Post-Effective Amendment No. 47 to the Registrant’s registration statement, SEC File No. 33-2524, filed June 30, 2003.

(13)	Incorporated by reference from Post-Effective Amendment No. 37 to the registration statement of UBS RMA Money Fund Inc., SEC File No. 002-78309, filed August 30, 2004.

(14)	Incorporated by reference from Post-Effective Amendment No. 57 to the Registrant’s registration statement, SEC File No. 33-2524, filed June 27, 2011.

(15)	Incorporated be reference from Post-Effective Amendment No. 52 to the registration statement of UBS Cashfund Inc., SEC File No. 2-60655, filed May 25, 2010.

(16)	Incorporated be reference from Post-Effective Amendment No. 53 to the registration statement of UBS Cashfund Inc., SEC File No. 2-60655, filed July 28, 2010.

Item 29.                 Persons Controlled by or Under Common Control with Registrant

None.

Item 30.                 Indemnification

Article Eleventh of the Restated Articles of Incorporation, as amended, provides that the directors and officers of the Registrant shall not be liable to the Registrant or to any of its stockholders for monetary damages to the maximum extent permitted by applicable law. Article Eleventh also provides that any repeal or modification of Article Eleventh or adoption or modification of any other provision of the Articles or By-Laws inconsistent with Article Eleventh shall not adversely affect any limitation of liability of any director or officer of the Registrant with respect to any act or failure to act which occurred prior to such repeal, modification or adoption.

Article Eleventh of the Restated Articles of Incorporation, as amended, and Section 10.01 of Article X of the Restated By-Laws provide that the Registrant shall indemnify and advance expenses to its present and past directors, officers, employees and agents, and any persons who are serving or have served at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or enterprise, to the fullest extent permitted by law.

Section 10.02 of Article X of the Restated By-Laws, as amended, further provides that the Registrant may purchase and maintain insurance on behalf of any person who is or was a director, officer or employee of the Registrant, or is or was serving at the request of the Registrant as a director, officer or employee of a corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or out of his status as such whether or not the Registrant would have the power to indemnify him against such liability.

Section 9 of the Investment Advisory and Administration Contract (“Advisory Contract”) provides that UBS Global Asset Management (Americas) Inc. (“UBS Global AM”) shall not be liable for any error of judgment or mistake of law or for any loss suffered by Registrant in connection with the matters to which the Advisory Contract relates except for a loss resulting from willful misfeasance, bad faith or gross negligence of UBS Global AM in the performance of its duties or from its reckless disregard of its obligations and duties under the Advisory Contract. Section 9 further provides that any person, even though also an officer, partner, employee or agent of UBS Global AM, who may be or become an officer, director, employee or agent of Registrant shall be deemed, when rendering services to the Registrant or acting with respect to any business of the Registrant, to be rendering such service to or acting solely for the Registrant and not as an officer, partner, employee, or agent or one under the control or direction of UBS Global AM even though paid by it.

Section 9 of the Principal Underwriting Contract provides that the Registrant will indemnify UBS Global Asset Management (US) Inc. (“UBS Global AM (US)”) and its officers, directors or controlling persons against all liabilities arising from any alleged untrue statement of material fact in the Registration Statement or from alleged omission to state in the Registration Statement a material fact required to be stated in it or necessary to make the statements in it, in light of the circumstances under which they were made, not misleading, except insofar as liability arises from untrue statements or omissions made in reliance upon and in conformity with information furnished by UBS Global AM (US) to the Registrant for use in the Registration Statement; and provided that this indemnity agreement shall not protect any such persons against liabilities arising by reason of their bad faith, gross negligence or willful misfeasance; and shall not inure to the benefit of any such persons unless a court of competent jurisdiction or controlling precedent determines that such result is not against public policy as expressed in the Securities Act of 1933, as amended (“1933 Act”). Section 9 of the Principal Underwriting Contract also provides that UBS Global AM (US) agrees to indemnify, defend and hold the Registrant, its officers and directors free and harmless of any claims arising out of any alleged untrue statement or any alleged omission of material fact contained in information furnished by UBS Global AM (US) for use in the Registration Statement or arising out of an agreement between UBS Global AM (US) and any retail dealer, or arising out of supplementary literature or advertising used by UBS Global AM (US) in connection with the Principal Underwriting Contract.

Section 9 of the Dealer Agreement with UBS Financial Services Inc. (“UBS Financial Services”) contains provisions similar to Section 9 of the Principal Underwriting Contract, with respect to UBS Financial Services. Section 13 of the Form of Selected Dealer Agreement also contains provisions similar to Section 9 of the Principal Underwriting Contract with respect to the applicable dealer.

Insofar as indemnification for liabilities arising under the 1933 Act may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding or payment pursuant to any insurance policy) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31.                 Business and Other Connections of Investment Advisor

UBS Global AM, a Delaware corporation, is a registered investment advisor and is an indirect wholly-owned subsidiary of UBS AG. UBS Global AM is primarily engaged in the investment advisory and financial services business.  Set forth below in alphabetical order is a list of certain executive officers and each director of UBS Global AM indicating each business, profession, vocation or employment of a substantial nature in which each such person has been engaged during the last two fiscal years.  (While each board director is named below, the list of executive officers has been shortened as the full list would be very long and contain names of persons whose functions are unrelated to the Registrant.)  Each of UBS Global AM’s officers not disclosed below is dual-hatted, and holds the same office with UBS Global AM (US) as he or she holds with UBS Global AM.

Name	Position(s) Held with UBS Global AM	Other Substantial Business, Profession, Vocation or Employment

Joseph J. Allessie	Executive Director, Deputy General Counsel, and Assistant Secretary	Executive Director, Deputy General Counsel and Assistant Secretary of UBS Global AM (US)

Mark Carver	Managing Director and Head of Product Development and Management—Americas	Managing Director and Head of Product Development and Management—Americas of UBS

Global AM (US)

Mark F. Kemper	Managing Director, Secretary and General Counsel — Americas	Managing Director, Secretary and General Counsel — Americas of UBS Global AM (US)

Shawn Lytle	Board Director, President, Head of the Americas, and Group Managing Director (since April 2010)

Board Director, Vice President, and Group Managing Director of UBS Global AM (US), Head of Americas of UBS Global Asset Management and member of UBS Global Asset Management Executive Committee (since April 2010). Formerly Deputy Global Head of Equities, UBS Global Asset Management (prior to April 2010).

Barry M. Mandinach	Board Director, Vice President, Head of Institutional & Wholesale Business (US) and Chief Marketing Officer — Americas and Managing Director	Board Director, President and Head of Institutional & Wholesale Business (US) and Chief Marketing Officer — Americas and Managing Director of UBS Global AM (US)

Joseph McGill	Managing Director and Chief Compliance Officer — Americas	Managing Director and Chief Compliance Officer — Americas of UBS Global AM (US)

John Moore	Board Director, Managing Director, Treasurer and Head of Financial Control — Americas	Board Director, Managing Director, Treasurer and Head of Financial Control — Americas of UBS Global AM (US)

Robert Sabatino	Managing Director, Head of US Taxable Money Markets and Senior Portfolio Manager	Managing Director, Head of US Taxable Money Markets and Senior Portfolio Manager of UBS Global AM (US)

Eric Sanders	Director (Non-Board), Associate General Counsel and Assistant Secretary	Director (Non-Board), Associate General Counsel and Assistant Secretary of UBS Global AM (US)

Keith Weller	Executive Director, Senior Associate General Counsel and Assistant Secretary	Executive Director, Senior Associate General Counsel and Assistant Secretary of UBS Global AM (US)

Item 32.                 Principal Underwriter

a)              UBS Global AM (US) serves as principal underwriter or placement agent for the following other investment companies:

MASTER TRUST

PACE SELECT ADVISORS TRUST

SMA RELATIONSHIP TRUST

THE UBS FUNDS

UBS CASHFUND INC.

UBS INVESTMENT TRUST

UBS MANAGED MUNICIPAL TRUST

UBS MONEY SERIES

UBS MUNICIPAL MONEY MARKET SERIES

UBS RMA MONEY FUND INC.

UBS RMA TAX-FREE FUND, INC.

b)                                     UBS Global AM (US) is the Registrant’s principal underwriter.  The directors and certain principal executive officers of UBS Global AM (US), their principal business addresses, and their positions and offices with UBS Global AM (US), are identified below along with those directors and officers of UBS Global AM (US) who also serve as directors or officers of the Registrant.  (While each board director is named below, the list of executive officers has been shortened as the full list would be very long and contain names of persons whose functions are unrelated to the Registrant.)

Name and Address	Position(s) Held With Registrant	Positions and Offices with Underwriter or Dealer

Joseph J. Allessie*	Vice President and Assistant Secretary	Executive Director, Deputy General Counsel and Assistant Secretary of UBS Global AM (US)

Rose Ann Bubloski*	Vice President and Assistant Treasurer	Associate Director and Senior Manager of US Mutual Fund Treasury Administration Department of UBS Global AM (US)

Mark Carver*	President	Managing Director and Head of Product Development and Management—Americas of UBS Global AM (US)

Thomas Disbrow*	Vice President and Treasurer	Managing Director and Head of US Mutual Fund Treasury Administration Department of UBS Global AM (US)

Michael Flook*	Vice President and Assistant Treasurer	Director (Non-Board) and Senior Manager of US Mutual Fund Treasury Administration Department of UBS Global AM (US)

Mark F. Kemper**	Vice President and Secretary	Managing Director, Secretary and General Counsel — Americas of UBS Global AM (US)

Joanne M. Kilkeary*	Vice President and Assistant Treasurer	Director (Non-Board) and Senior Manager of US Mutual Fund Treasury Administration Department of UBS Global AM (US)

Tammie Lee*	Vice President and Assistant Secretary	Executive Director, Associate General Counsel and Assistant Secretary of UBS Global AM (US)

Shawn Lytle*	None	Board Director, Vice President, and Group Managing Director of UBS Global AM (US)

Barry M. Mandinach*	Board Director	Board Director, President, Chief Marketing Officer—Americas and Managing Director of UBS Global AM (US)

Joseph McGill*	Vice President and Chief Compliance Officer	Managing Director and Chief Compliance Officer — Americas of UBS Global AM (US)

John Moore**	None	Board Director, Managing Director, Treasurer and Head of Financial Control—Americas of UBS Global AM (US)

Nancy D. Osborn*	Vice President and Assistant Treasurer	Director (Non-Board) and Senior Manager of US Mutual Fund Treasury Administration Department of UBS Global AM (US)

Robert Sabatino**	Vice President	Managing Director, Head of US Taxable Money Markets and Senior Portfolio Manager of UBS Global AM (US)

Eric Sanders*	Vice President and Assistant Secretary	Director (Non-Board), Associate General Counsel and Assistant Secretary of UBS Global AM (US)

Andrew Shoup*	Vice President and Chief Operating Officer	Managing Director and Senior Member of the Global Treasury Administration Department of UBS Global AM (US)

Keith A. Weller*	Vice President and Assistant Secretary	Executive Director, Senior Associate General Counsel and Assistant Secretary of UBS Global AM (US)

* This person’s business address is 1285 Avenue of the Americas, New York, New York 10019-6028.

** This person’s business address is One North Wacker Drive, Chicago, Illinois 60606.

c)                          None.

Item 33.                 Location of Accounts and Records

The books and other documents required by: (i) paragraphs (b)(4), (c) and (d) of Rule 31a-1, and (ii) paragraphs (a)(3), (a)(4), (a)(5), (c) and (e) of Rule 31a-2 under the Investment Company Act of 1940 are maintained in the physical possession of UBS Global AM, at 1285 Avenue of the Americas, New York, New York 10019-6028.  Certain information required by Rule 31a-1(b)(1) to be maintained by a money market fund is maintained in the possession of UBS Global AM at 1285 Avenue of the Americas, New York, New York 10019-6028 and at One North Wacker Drive, Chicago, IL 60606-6114, c/o Compliance Department.  All other accounts, books and documents required by Rule 31a-1 are maintained in the physical possession of Registrant’s transfer agent and custodian.

Item 34.                 Management Services

Not applicable.

Item 35.                 Undertakings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all the requirements for effectiveness of this Post-Effective Amendment to its Registration Statement under Rule 462(d) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, on the 30th day of June, 2011.

UBS MASTER SERIES, INC.

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ Richard Q. Armstrong	Director and Chairman of the Board of Directors	June 30, 2011
Richard Q. Armstrong*

/s/ Alan S. Bernikow	Director	June 30, 2011
Alan S. Bernikow*

/s/ Richard R. Burt	Director	June 30, 2011
Richard R. Burt*

/s/ Mark E. Carver	President	June 30, 2011
Mark E. Carver**

/s/ Thomas Disbrow	Vice President and Treasurer	June 30, 2011
Thomas Disbrow

/s/ Meyer Feldberg	Director	June 30, 2011
Meyer Feldberg*

/s/ Bernard H. Garil	Director	June 30, 2011
Bernard H. Garil*

/s/ Heather R. Higgins	Director	June 30, 2011
Heather R. Higgins*

/s/ Barry M. Mandinach	Director	June 30, 2011
Barry M. Mandinach***

*                                         Signatures affixed by Stephen T. Cohen pursuant to Powers of Attorney dated November 14, 2007 and incorporated by reference from Post-Effective Amendment No. 53 to the Registrant’s registration statement.

**                                  Signature affixed by Stephen T. Cohen pursuant to Powers of Attorney dated May 19, 2010 and incorporated by reference from Post-Effective Amendment No. 52 to the registration statement of UBS Cashfund Inc., SEC File No. 2-60655, filed May 25, 2010.

***                           Signature affixed by Stephen T. Cohen pursuant to Powers of Attorney dated July 20, 2010 and incorporated by reference from Post-Effective Amendment No. 53 to the registration statement of UBS Cashfund Inc., SEC File No. 2-60655, filed July 28, 2010.

EXHIBIT INDEX

Exhibit (8)(e)                             Amendment to the Transfer Agency Agreement

Exhibit (8)(f)                               Transfer Agency — Related Services Delegation Amendment